                    [KIRKPATRICK & LOCKHART, LLP LETTERHEAD]



September 29, 2000


                                                       Thomas J. Poletti
                                                       310.273.1629
                                                       Fax: 310.274.8293
                                                       tpoletti@kl.com




Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Mr. Barry N. Summer

Re: InternetConnect, Inc. - Registration Statement on Form S-1 File Number 333-35778
         Request for Withdrawal

Dear Mr. Summer:

InternetConnect, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-35778 (the "Form S-1 Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company believes that terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the public sale of the Common Stock. The public offering of the Common Stock would be a discretionary financing for the Company, and the Company does not believe that completing a discretionary financing on potentially unfavorable terms would be in the best interests of the Company and its stockholders. No securities have been sold or offered to be sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

Should you have any questions regarding this matter, please contact the undersigned at (310) 273-1870.

Sincerely,


/s/ Thomas J. Poletti

Thomas J. Poletti


cc:      Kathleen Krebs (Securities and Exchange Commission)
         Alison Toledo  (Securities and Exchange Commission)
         Leigh Spangler (NASDAQ National Market, Inc.)
         Kenneth Doran  (Gibson, Dunn & Crutcher)
         Clifford Young (InternetConnect)